Exhibit 99.1

FAIRFAX  News Release

TSX Stock Symbol:  FFH and FFH.U

TORONTO, August 31, 2018

FAIRFAX ANNOUNCES QUARTERLY DIVIDEND ON SERIES C, D, E, F, G, H, I, J, K AND M PREFERRED SHARES AND QUARTERLY DIVIDEND RATE FOR SERIES D, F, H AND J SHARES

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that it has declared the following quarterly dividends per share on its preferred shares:

Series of Preferred Shares	Dividend (C$)	Payment Date	Record Date
Series C	0.286125	September 28, 2018	September 14, 2018
Series D	0.27736	September 27, 2018
Series E	0.18188	September 28, 2018
Series F	0.21566	September 27, 2018
Series G	0.207375	September 28, 2018
Series H	0.24059	September 27, 2018
Series I	0.23175	September 28, 2018
Series J	0.25867	September 27, 2018
Series K	0.291938	September 28, 2018
Series M	0.296875	September 28, 2018

Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Fairfax has also determined the quarterly dividend rates in respect of the September 28, 2018 to December 30, 2018 dividend period for its floating rate preferred shares.  The rates, together with the dividends per share payable for such period (if and when declared), are set forth below:

Series of Preferred Shares	Rate (%)	Annualized Rate (%)	Dividend (C$)
Series D	1.19985	4.65900	0.29996
Series F	0.94489	3.66900	0.23622
Series H	1.04791	4.06900	0.26198
Series J	1.12259	4.35900	0.28065

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:	John Varnell, Vice President, Corporate Development, at
(416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946